October 3, 2024

Rhonda Keaveney
Chief Executive Officer
Invech Holdings, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

       Re: Invech Holdings, Inc.
           Amendment No. 11 to Registration Statement on Form S-1
           Filed September 24, 2024
           File No. 333-276779
Dear Rhonda Keaveney:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2024 letter.

Amendment No. 11 to Registration Statement on Form S-1 Filed September 24, 2024 Going Concern, page 2

1. Please update this section to reflect the most recent interim financial information contained in this filing. In this regard, we note that your total liabilities, net loss, working capital deficit and accumulated deficit have all increased. Additionally, please revise the
       Related Party Transactions section on page 3 and the going concern risk factor on page
       7 based upon the most recent interim financial information.
Exhibit 23.1

2. We note that the audit report date of September 24, 2024 on page F-2 does not match the audit report date referred to in the consent. Please file a new consent from your auditor that refers to the correct audit report date.
 October 3, 2024
Page 2

       Please contact Stephen Kim at 202-551-3291 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services